UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2020

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

Oddfellows House,

19 Newport Road,

Cardiff, CF24 0AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of January 2020, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press release, dated January 8, 2020 entitled “Positive results from MTD201-102 Study Supports Subcutaneous Route for Long-Acting Octreotide Product”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: January 8, 2020	By:	/s/ Stephen Stamp

Stephen Stamp Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated January 8, 2020 entitled “Positive results from MTD201-102 Study Supports Subcutaneous Route for Long-Acting Octreotide Product”